UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In connection with the expiration of the over-allotment option, Gamida Cell Ltd. (the “Company”) is reporting that the underwriters of its previously announced initial public offering have partially exercised their option to purchase additional ordinary shares. The underwriters purchased an additional 398,368 ordinary shares, par value NIS 0.01 per share (“Shares”), at the initial public offering price of $8.00 per share, resulting in additional gross proceeds of approximately $3.2 million, before deducting underwriting discounts and commissions and estimated offering expenses. After giving effect to the sale of these additional Shares, the total number of ordinary shares sold by the Company in the initial public offering was 6,648,368 shares and gross proceeds were approximately $53.2 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

November 27, 2018	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer